September 18, 2020 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE
Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Matthew Derby, Staff Attorney
Larry Spirgel, Legal Branch Chief

Re:	Landcadia Holdings II, Inc.
Preliminary Merger Proxy Statement on Schedule 14A
Filed August 12, 2020
File No. 001-38893

Ladies and Gentlemen:

On behalf of our client, Landcadia Holdings II, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced preliminary merger proxy statement on Schedule 14A filed on August 12, 2020 (the “Proxy Statement”), contained in the Staff’s letter dated September 8, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its amended Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Proxy Statement.

Preliminary Merger Proxy Statement on Schedule 14A Filed August 12, 2020

Summary, page 1

1.	We note your disclosure regarding the A&R HoldCo LLC Agreement as it pertains to the exchange of Landcadia Holdings II Class B units into Class A common stock of New Golden Nugget Online Gaming ("New GNOG"). Please revise to provide a discussion of how such an exchange would impact New GNOG's holders of Class A common stock and what the outcome of that exchange would have on the voting control and economic rights of New GNOG.

Response: The Company has revised its disclosure on pages 25-27, 46-48 and 163-165 to address the Staff’s comment.

United States Securities and Exchange Commission

September 18, 2020

Ancillary Agreements, page 37

2.	Please disclose the range of the future payouts that you expect to pay under the Tax Receivable Agreement, the anticipated timing of the payouts, and how you intend to fund the required payouts.

Response: The Company has revised its disclosure on pages 40, 114, 143 and 269 to address the Staff’s comment.

GNOG relies on information technology and other systems and platforms..., page 58

3.	Please revise to identify the third-party service providers that are “critical to the performance of [your] platform and offerings,” and disclose the material terms of those agreements.

Response: The Company has revised its disclosure on page 62 to address the Staff’s comment.

Risk Factors, page 75

4.	To the extent material, please revise to provide risk factor disclosure regarding the geographic concentration of your revenues and operations.

Response: The Company has revised its disclosure on page 76 to address the Staff’s comment.

Notes to Unaudited Pro Forma Combined Condensed Financial Information

Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 108

5.	In your explanation of adjustment F, please clarify why the HoldCo Class B units will be classified as temporary equity upon consummation of the transaction.

Response: The Company has revised its disclosure on page 113 relating to what is now adjustment D, to address the Staff’s comment.

6.	Expand your adjustment J disclosure to address the nature of each adjustment posted to your pro forma balance sheet. For example, the footnote should clearly explain the underlying reasons for the elimination of the subscription receivable and why no cash is received by GNOG. That is, you should clearly disclose why the subscription receivable is being reduced by $150 million and debited to paid-in-capital. In addition, please explain the basis for your reclassification of the subscription receivable as non-controlling interest.

Response: The Company has revised its disclosure on page 114 relating to what is now adjustment H, to address the Staff’s comment by expanding on the nature of each adjustment represented within the pro forma balance sheet. Further, the Company has revised the disclosure to explain the basis to classify the subscription receivable as non-controlling interest.

United States Securities and Exchange Commission

September 18, 2020

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 109

7.	Please revise to provide an explanation for the pro forma adjustment (assuming no redemptions) to net loss attributable to non-controlling interest for the three months ended March 31, 2020 and the year ended December 31, 2019.

Response: The Company has revised its disclosure on page 115 to address the Staff’s comment by providing an explanation of the net income (loss) attributable to non-controlling interests for the six months ended June 30, 2020 and the year ended December 31, 2019.

Proposal No. 1 - The Transaction Proposal

The Purchase Agreement

Structure; Consideration to be Paid in the Transaction, page 124

8.	Please provide us with your analysis of whether your ownership structure will be subject to consolidation based on the guidance in ASC 810-10-15-14, considering the economic ownership interests and voting power upon closing of the transaction as well as the ancillary agreements to be entered into in connection with the purchase agreement and the guarantees made under GNOG’s Credit Agreement. In addition, to the extent your ownership structure will involve variable interest entities, please provide your analysis of each entity’s primary beneficiary. Refer to ASC 810-10-25-38 through 25-38J.

Response: Management performed an evaluation of Landcadia HoldCo under the variable interest entities (“VIE”) accounting model: I. VIE Analysis ASC 810-10-15-14 indicates that a legal entity shall be subject to consolidation as a VIE if, by design, any of the conditions set forth in ASC 810-10-15-14 (a) through (c) exist, as summarized below:

a. The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders;

b. As a group the holders of the equity investment at risk lack any one of the three characteristics of a controlling financial interest set forth in ASC 810-10-15-14(b); or

c. Investors have disproportionate voting rights and substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

A.	The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

The transaction results in a capital infusion of up to $321.2 million ($306.9 million under the maximum redemption scenario) from the cash held in the trust account which will be considered equity at risk for the post combination entity and will be pushed down to Landcadia HoldCo. Following the reorganization effected through the Purchase Agreement, the total equity investments in Landcadia HoldCo will be comprised of (i) HoldCo Class B Units issued to LF LLC and (ii) Landcadia HoldCo Class A units issued to New GNOG. Collectively, these investors will share pro rata in the profits and losses of Landcadia HoldCo and its wholly-owned subsidiaries, which includes GNOG. The holders of Landcadia HoldCo units will participate fully in the profits and losses of Landcadia HoldCo, on a pro rata basis, and thus have exposure to both the upside and downside rewards and risks in proportion to their investment percentage. As such, the total equity investment in Landcadia HoldCo is at risk.

United States Securities and Exchange Commission

September 18, 2020

Further, management considered the guidance in ASC 810-10-25-45 to assess whether Landcadia HoldCo has sufficient equity investment at risk using the following criteria (ASC 810-10-25-45 (a) – (c)):

a.	The legal entity has demonstrated that it can finance its activities without additional subordinated financial support.
b.	The legal entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.
c.	The amount of equity invested in the legal entity exceeds the estimate of the legal entity’s expected losses based on reasonable quantitative evidence.

Landcadia HoldCo, through its wholly-owned subsidiaries, will be the sole investor in GNOG. GNOG has generated sufficient cash flow to finance its operations with net cash provided by operating activities of $11.7 million in 2019 and $7.1 million in 2018 and net income through June 30, 2020 of $4.3 million. Further, as of June 30, 2020, GNOG has $9.4 million of cash on hand and therefore, sufficient equity investment and would not require future subordinated financial support for the foreseeable future. We note, GNOG does have a third party note that was guaranteed by LF LLC which could be indicative of a lack of sufficient equity at risk. The guarantee itself does not constitute insufficient equity at risk but is a data point to be used. Management has considered the $321.2 million of equity infusion ($306.9 million under the maximum redemption scenario) from the Company which exceeds the gross amount of the guarantee on the $300 million third-party indebtedness. The post combination equity at risk provides qualitative evidence to overcome the loan guarantee issued prior to the transaction. The consideration to be issued in the transaction does not constitute subordinated financial support. The demonstration of historical ability to finance its activities (qualitative) as well as the expected future operating income based on historical results (quantitative) support the sufficient investment at risk.

Given the above, the total equity investment is deemed to be at risk and is sufficient to permit Landcadia HoldCo to finance its activities without additional subordinated financial support. Therefore, condition (a) of ASC 810-10-15-14 is not applicable.

United States Securities and Exchange Commission

September 18, 2020

B.	As a group the holders of the equity investment at risk lack any one of the three characteristics of a controlling financial interest set forth in ASC 810-10-15-14(b), as summarized below:
1.	The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance.
2.	The obligation to absorb the expected losses of the legal entity.
3.	The right to receive the expected residual returns of the legal entity.

With respect to (1) and (2) above, Landcadia HoldCo’s equity holders as a group have the power to direct the activities that most significantly impact its economic performance. The equity holders of Landcadia HoldCo collectively have 100% of the voting rights and economic interests including the obligation to absorb future losses on a pro rata basis. Further, the executive management of New GNOG will control the significant activities of Landcadia HoldCo and its subsidiaries. Therefore, holders of the equity investment at risk do not lack this characteristic of a controlling financial interest.

With respect to (3) above, the holders of the equity investment at risk are not capped on receipt of the expected residual returns, nor are the rights to residual returns accrued by parties other than the holders of the equity investment at risk. Therefore, the holders of the equity investment at risk do not lack this characteristic of a controlling financial interest. Thus, because all three characteristics of a controlling financial interest set forth in ASC 810-10-15-14(b) are present for the equity investors at risk, condition (b) is not applicable.

C.	The equity investors as a group also are considered to lack the characteristic in ASC 810-10-15-14(b)(1) (discussed above) if both of conditions (1) and (2) summarized below are present:

1.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

New GNOG will be the sole manager of Landcadia HoldCo (with 100% of the management and voting power in Landcadia HoldCo) but will own less than 100% of the equity interests. In contrast, the LF LLC, as the existing and continuing member will hold less than 50% of the economic interest, but have no voting power through its HoldCo Class B Units. Thus, the HoldCo Class B Units have disproportionately few voting rights relative to their equity interest in Landcadia HoldCo. As this condition (1) is present, condition (2) below must be considered.

2.	Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

As discussed above, the HoldCo Class B Units have disproportionately few voting rights relative to their equity interest in Landcadia HoldCo. Nonetheless, management determined that Landcadia HoldCo’s activities do not involve and are not conducted on behalf of the investor group that has disproportionately few voting rights, for reasons discussed in paragraphs a and b below.

United States Securities and Exchange Commission

September 18, 2020

a. In connection with the credit agreement entered into on April 28, 2020, LF LLC is acting as the guarantor of the third-party debt. The existing arrangement does not constitute substantially all of Landcadia HoldCo’s activities, which are operation of U.S. online real money casino. The credit agreement is ancillary as compared to the online gaming operations.

b. Management has determined that LF LLC, acting as guarantor of the third-party debt, in fact, provides a benefit to the HoldCo Class A unit holders rather than LF LLC. This is because the HoldCo Class A unitholders are protected through the HoldCo Class B unitholder guarantee. As a result, the credit guarantee does not represent an activity conducted on behalf of the investor with disproportionately few voting rights (i.e., LF LLC).

Management has considered a variety of factors that would be indicative of activities conducted on behalf of an investor with disproportionately few voting rights:

•	Landcadia HoldCo’s operations are not substantially similar to the LF LLC and the online gaming platform is not designed to uniquely complement the activities of LF LLC and its affiliates. Rather, the online gaming platform is a standalone business with the principal purpose of operating a U.S. online real money casino.
•	Landcadia HoldCo’s operations are not more important to LF LLC than the other equity interest holders. Profits and losses will be split pro rata based on the economic interests. LF LLC will have less than 50% of the economic interest under both the minimum and maximum redemption scenario.
•	No products or services are bought from or sold to LF LLC.
•	LF LLC is not obligated to fund operating shortfalls of the entity and Landcadia HoldCo will not be financially dependent on LF LLC.
•	Concurrently with the closing of the transaction, GNOG LLC will enter into agreements with affiliates of LF LLC, pursuant to which GNOG LLC will pay 3% of net gaming revenue for use of trademarks in connection with its business, access to certain licenses and certain outsourced activities. This arrangement does not constitute a significant nor majority of the activities of Landcadia HoldCo and such activities are not being conducted on behalf of LF LLC and its affiliates.
•	No call or put options exist for LF LLC to acquire the interests of the other shareholders.
•	Through its ownership of HoldCo Class B Units, LF LLC does not have any voting rights or participation in management of Landcadia HoldCo.

Therefore, despite the existence of disproportionate voting rights, Landcadia HoldCo’s activities do not involve, and are not conducted on behalf of, an investor that has disproportionately few voting rights. Accordingly, condition (c) of ASC 810-10-15-14 is not applicable. Because Landcadia HoldCo and its wholly owned subsidiaries are not determined to be a VIE, no evaluation has been performed over the primary beneficiary in accordance with ASC 810-10-25-38 through 25-38J.

United States Securities and Exchange Commission

September 18, 2020

Proposal No. 4 - The Advisory Charter Proposals, page 177

9.	We note your disclosure indicating that you are providing shareholders the opportunity to separately vote on numerous charter provisions in the proposed charter “pursuant to SEC guidance.” Clarify that you are giving shareholders the opportunity to present their separate views on important corporate governance provisions.

Response: The Company has revised the disclosure on pages 28 and 183 to address the Staff’s comment by clarifying that the purpose of presenting the proposals separately is to offer the shareholders an opportunity to communicate their views on these important corporate governance provisions to the board of directors.

Business of GNOG

Industry Background/Market Opportunity, page 213

10.	Please provide an explanation of how you compute GNOG’s GGR as referred to in the fourth paragraph.

Response: The Company has revised its disclosure on page 220 to address the Staff’s comment to explain how GNOG’s GGR is computed.

11.	You indicate that online gaming revenue in New Jersey represented 81% of land-based gaming revenue for the six months ended June 30, 2020. Please provide context for the significant increase in the percentage, in light of the impact of the COVID-19 pandemic during the period. In this regard, we note from your disclosure on page 225 that the closures of casino facilities has caused an increase in new patrons utilizing online gaming.

Response: The Company has revised its disclosure on page 221 to address the Staff’s comment by explaining how the COVID-19 pandemic contributed to the significant increase in online gaming revenues during the six months ended June 30, 2020.

Business of GNOG, page 213

12.	Please provide disclosure regarding how the company defines “iGaming.” As part of your discussion, clarify whether iGaming encompasses live dealer games, sports betting, poker, online slots, and other type of gaming done via the internet, or if it is limited to a subset of gaming activities online.

Response: The Company has revised its disclosure on page 220 to address the Staff’s comment to clarify that GNOG defines “iGaming” to include all online casino games played on a computer or mobile device, such as slots, video poker, electronic table games and live dealer table games, but does not include online sports wagering.

GNOG Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 230

United States Securities and Exchange Commission

September 18, 2020

13.	Your discussion of cash provided by operating activities should contribute substantively to an understanding of your historical sources and uses of cash associated with the changes in asset and liability accounts. Please revise to include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to the guidance in Section IV.B.1 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company has revised its disclosure on page 239 to address the Staff’s comment by discussing the underlying reasons for the significant changes in GNOG’s working capital accounts.

14.	Please update your discussion of cash flows to also address any material changes in financial condition from the end of your fiscal year to the date of the most recent interim balance sheet provided in the filing. Refer to Item 303(b)(1) of Regulation S-K.

Response: The Company has revised its disclosure on page 239 to address the Staff’s comment to discuss the changes in GNOG’s financial condition from the end of its fiscal year to the date of the most recent interim balance sheet provided.

Summary Compensation Table, page 239

15.	You disclose that none of Messrs. Fertitta, Scheinthal or Liem received separate compensation for their services to GNOG as of December 31, 2019 and that they were instead compensated by Landry's LLC. Please revise to discuss the terms of any management agreement between Landry's LLC and GNOG including the structure and fees of any such agreement. Refer to Item 404 of Regulation S-K and the Regulation S-K Compliance and Disclosure Interpretation 217.08 for guidance.

Response: The Company has revised its disclosure on page 248 to address the Staff’s comment by describing the administrative and support services Landry’s LLC provides to GNOG pursuant to a shared services agreement. We acknowledge the Staff’s comment and respectfully advise the Staff that during 2018 and 2019, the assets that comprise the online gaming business of GNOG were previously owned by GNAC, which is both an affiliate of Landry’s LLC and also the owner and operator of the physical casino and hotel located in Atlantic City, New Jersey, until April 2020, when GNAC contributed those assets into GNOG. Landry’s LLC provided the services of the individuals serving as the executive officers as well as certain other administrative and support services including insurance, risk management, legal, information technology, purchasing, executive management, accounting, finance, human resources, construction management and database management to GNAC pursuant to a shared services agreement between GNAC and Landry’s LLC. The executive officers did not devote 100% (or near 100%) of their time to GNAC’s activities nor was there any allocation of time among the entities. GNAC did not pay any management fee or other form of reimbursement to Landry’s LLC for such services or the compensation for the executive officers. The shared services agreement was terminated and replaced by a new shared services agreement in April 2020 upon the contribution of the online gaming business into GNOG.

United States Securities and Exchange Commission

September 18, 2020

Certain Relationships and Related Transactions

GNOG’s Related Party Transactions, page 260

16.	Please disclose the nature of the relationship between GNOG and Landry's LLC. In addition, discuss the role that Landry's LLC is playing in this transaction and the nature of the relationship upon closing of the transaction.

Response: The Company has revised its disclosure on page 270 to address the Staff’s comment by describing the nature of the relationship between GNOG and Landry’s LLC and the role that Landry’s LLC plays in the transaction.

General

17.	We note the disclosure on page 137 that your A&R Registration Rights Agreement is attached as an annex to the proxy statement but we are unable to locate it. Please advise.

Response: The Company has included the form of A&R Registration Rights Agreement as Annex J to the Amended Proxy Statement.

* * *

United States Securities and Exchange Commission

September 18, 2020

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642, Elliott Smith at (212) 819-7644 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Tilman J. Fertitta, Landcadia Holdings II, Inc.